       As filed with the Securities and Exchange Commission on    , 2000
                                                               File No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM N-4
                         INITIAL REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

       [ ] Pre-Effective Amendment No.       [ ] Post-Effective Amendment No.


                         INITIAL REGISTRATION STATEMENT
                                     UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No.
                       (Check appropriate box or boxes.)

                               ----------------

                              C.M. MULTI-ACCOUNT A
                           (Exact Name of Registrant)

                               ----------------

                          C.M. LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               ----------------

                    140 Garden Street, Hartford, Connecticut   06154
              (Address of Depositor's Principal Executive Offices)
                                                             (Zip Code)

        Depositor's Telephone Number, including Area Code 1-800-234-5606

                     Name and Address of Agent for Service

                            Ann F. Lomeli, Secretary
                          C.M. Life Insurance Company
                               140 Garden Street
                          Hartford, Connecticut 06154

                               ----------------

   Approximate Date of Proposed Public Offering: Continuous

   It is proposed that this filing will become effective

   [_] immediately upon filing pursuant to paragraph (b) of Rule 485

   [_] on     pursuant to paragraph (b) of Rule 485

   [_] 60 days after filing pursuant to paragraph (a) of Rule 485

   [_] on (date) pursuant to paragraph (a) of the Rule 485

   If appropriate, check the following box:

   [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   Title of Securities Being Registered: Individual or Group Variable Deferred Annuity Contract with Flexible Purchase Payments

                               ----------------

   This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            CROSS REFERENCE TO ITEMS
                              REQUIRED BY FORM N-4

N-4 Item                        Caption in Prospectus
--------                        ---------------------
 1............................. Cover Page

 2............................. Definitions

 3............................. Table of Fees and Expenses

 4............................. (Not applicable)

 5............................. The Company; Investment Choices

 6............................. Expenses; Distribution

 7............................. Ownership; Purchasing a Contract; Voting Rights;
                                Reservation of Rights; Right to Take Loans;
                                Contract Value; Cover Page

 8............................. The Income Phase

 9............................. Death Benefit

10............................. The Accumulation Phase; Distributors

11............................. Highlights; Withdrawals

12............................. Taxes

13............................. Legal Proceedings

14............................. Additional Information

                                Caption in Statement of
                                Additional Information
                                -----------------------
15............................. Cover Page

16............................. Table of Contents

17............................. Company

16............................. Experts; Distribution

19............................. Purchase of Securities Being Offered

20............................. Distribution

21............................. Performance Measures

22............................. Annuity Payments

23............................. Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

C.M. Life Insurance Company
C.M. Multi-Account A
___ Variable Annuity

This prospectus describes the ___ contract offered by C.M. Life Insurance Company. This contract is an individual or group deferred variable annuity. It provides for accumulation of contract value and annuity payments on a fixed and variable basis.

You, the contract owner, have a number of investment choices in this contract. These investment choices includes one fixed account option as well as the following twenty-eight funds which are offered through our separate account, C.M. Multi-Account A.

Currently, there is no limit to the number of investment choices that you may invest in at any one time. However, we reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed account) at any one time.

American Century Variable Portfolios, Inc.
 .  American Century VP Income & Growth Fund
 .  American Century VP Value Fund

BT Insurance Funds Trust
 .  BT Small Cap Index Fund

Fidelity Variable Insurance Products Fund
 .  VIP Growth Portfolio--Service Class

Fidelity Variable Insurance Products Fund II
 .  VIP II Contrafund(R) Portfolio--Initial Class

Fidelity Variable Insurance Products Fund III
 .  VIP III Growth Opportunities Portfolio--Service Class

Janus Aspen Series
 .  Janus Aspen Capital Appreciation Portfolio
 .  Janus Aspen Worldwide Growth Portfolio

MFS(R) Variable Insurance TrustSM
 .  MFS(R) Growth With Income Series

MML Series Investment Fund
 .  MML Blend Fund
 .  MML Equity Fund
 .  MML Equity Index Fund
 .  MML Growth Equity Fund
 .  MML Managed Bond Fund
 .  MML Small Cap Growth Equity Fund
 .  MML Small Cap Value Equity Fund

Oppenheimer Variable Account Funds
 .  Oppenheimer Aggressive Growth Fund/VA
 .  Oppenheimer Capital Appreciation Fund/VA
 .  Oppenheimer Global Securities Fund/VA
 .  Oppenheimer High Income Fund/VA
 .  Oppenheimer Main Street Growth & Income Fund/VA
 .  Oppenheimer Money Fund/VA
 .  Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.
 .  Oppenheimer International Growth Fund/VA
 .  Panorama Growth Portfolio
 .  Panorama Total Return Portfolio

T. Rowe Price Equity Series, Inc.
 .  T. Rowe Price Mid-Cap Growth Portfolio

Templeton Variable Products Series Fund
 .  Templeton International Fund--Class 2 Shares

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the ___ Variable Annuity.

To learn more about the ___ contract, you can obtain a copy of the Statement of Additional Information (SAI), dated ___, 2000. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 35 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: ___, Annuity Products, H___, P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The contracts:
 .  are not bank deposits.
 .  are not federally insured.
 .  are not endorsed by any bank or governmental agency.
 .  are not guaranteed and may be subject to loss of principal.

 The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

_____, 2000

Table Of Contents

Highlights                                                             4
C.M. Multi-Account A -
Segment Table of Fees and Expenses                                     5
The Company                                                           11
The ___ Deferred Variable Annuity Contract --
General Overview                                                      11
Ownership of the Contact                                              13
  Owner                                                               13
  Annuitant                                                           13
  Beneficiary                                                         13
Purchasing a Contract                                                 14
  Purchase Payments                                                   14
  Allocation of Purchase Payments                                     14
Investment Choices                                                    15
  The Separate Account                                                15
  The Funds                                                           15
  The Fixed Account                                                   19
Contract Value                                                        20
  Accumulation Units                                                  20
  Transfers                                                           20
  Transfers During the Accumulation Phase                             20
  Transfers During the Income Phase                                   21
  Dollar Cost Averaging Program                                       21
  Automatic Rebalancing Program                                       22
  Interest Sweep Option                                               22
  Withdrawals                                                         22
   Systematic Withdrawal Program                                      23
  Right to Take Loans                                                 24
Expenses                                                              25
  Insurance Charges                                                   25
   Mortality and Expense Risk Charge                                  25
   Administrative Charge                                              25
  Annual Contract Maintenance Charge                                  25
  Contingent Deferred Sales Charge                                    25
   Free Withdrawals                                                   26
  Premium Taxes                                                       26
  Transfer Fee                                                        26
  Income Taxes                                                        26
  Fund Expenses                                                       26

The Income Phase                                                      27
  Fixed Annuity Payments                                              27
  Variable Annuity Payments                                           27
  Annuity Unit Value                                                  27
  Annuity Options                                                     28
Death Benefit                                                         29
  Death of Contract Owner During the Accumulation Phase               29
  Death Benefit Amount During the Accumulation Phase                  29
  Death Benefit Options During the Accumulation Phase                 29
  Death of Contract Owner During the Income Phase                     29
Taxes                                                                 30
  Annuity Contracts in General                                        30
  Qualified Contracts                                                 30
  Withdrawals--Qualified Contracts                                    30
  Direct Transfers-Tax-Sheltered Annuities                            31
  Withdrawal Restrictions - Tax-Sheltered Annuities                   31
  Withdrawal Restrictions - Texas Optional Retirement Program         31
  Rollovers - Tax-Sheltered Annuity to Individual Retirement Annuity  32
  Spousal Consent                                                     32
Other Information                                                     33
  Terminal Illness Benefit                                            33
  Performance                                                         33
   Standardized Total Returns                                         33
   Nonstandard Total Returns                                          33
   Yield and Effective Yield                                          33
   Related Performance                                                34
  Distributors                                                        34
  Electronic Transmission of Application Information                  34
  Assignment                                                          34
  Voting Rights                                                       34
  Reservation of Rights                                               35
  Suspension of Payments or Transfers                                 35
  Legal Proceedings                                                   35
  Financial Statements                                                35
Additional Information                                                35

Table Of Contents

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                        Page

Accumulation Phase       11

Accumulation Unit        20

Annuitant                13

Annuity Date             27

Annuity Options          28

Annuity Payments         27

Annuity Service Center    1

Annuity Unit Value       27

Free Withdrawals         26

Income Phase             27

Purchase Payment         14

Qualified Contract       30

Separate Account         15

Tax Deferral             11

Tax-Sheltered Annuity    11

                                                          Index of Special Terms

Highlights
This prospectus describes the general provisions of the ___ contract. You may review a copy of the contract upon request.

Free Look

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a sales charge. You will receive back your contract value as of the business day we receive your contract and written request at our Annuity Service Center unless your state has other requirements.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment from you. However, we may assess a contingent deferred sales charge if you withdraw any part of the contract value. The amount of the contingent deferred sales charge depends on the length of time between when we issued your contract and when you make a withdrawal. The contingent deferred sales charge ranges from 8% to 0%.

Federal Income Tax Penalty

If you withdraw any of the contract value from your qualified contract, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

 .  paid on or after you reach age 59 1/2;

 .  paid to your beneficiary after you die;

 .  paid if you become totally disabled as that term is defined in the Internal
   Revenue Code (Code);

 . paid in a series of substantially equal payments made annually or more frequently, or for the joint life expectancies of you and your designated beneficiary (for a tax-qualified plan other than an individual retirement annuity, this exception applies when the series of payments begins after separation from service);

 .  which are made on account of a levy on a tax-qualified contract under
   Section 6331 of the Code; or

 . paid to the extent that the amount paid does not exceed the allowable deduction under Section 213 of the Code for amounts paid during the taxable year for medical care.

In addition, the following withdrawal amounts from a tax-qualified plan other than an individual retirement annuity may be exempt from the penalty tax:

 .  amounts paid to you after separation from service after you reach age 55; or

 . amounts paid to an alternate payee pursuant to a qualified domestic relations order.

The following withdrawal amounts from an individual retirement annuity may also be exempt from the penalty tax:

 .  amounts paid for the purchase of medical insurance (as described in Section
   213(d)(1)(D) of the Code) for you and your dependents if you have received unemployment compensation for at least 12 weeks (this exception does not apply after you have been re-employed for at least 60 days);

 . amounts paid to the extent such amounts do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year; or

 . amounts which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

Highlights

C.M. Multi-Account A -
______ Segment
Table Of Fees And Expenses

Contract Owner Transaction Expenses

Transfer Fee:

  During Accumulation Phase:              We currently do not assess a charge
                                          for transfers.

  During Income Phase:                    We allow only 6 transfers in a
                                          calendar year and we will not assess
                                          a fee for these 6 transfers.

Sales Load on Purchase Payments:          0%

Contingent Deferred Sales Charge
(as a percentage of amount withdrawn):    None

  Contract Year    1    2    3    4    5    6    7    8    9   10 and later
  Percentage        8%   8%   7%   6%   5%   4%   3%   2%   1%       0%

Annual Contract Maintenance Charge:       $0

Separate Account Annual Expenses
(as a percentage of the average account value)

Mortality and Expense Risk Charge:        1.03%

Administrative Charge:                    0.15%

Total Separate Account Annual Expenses:   1.18%
                                                      Table of Fees And Expenses

Annual Fund Expenses
(as a percentage of average net assets as of December 31, 1998)

                              Management       Other             Total Operating
                              Fees After   Expenses After        Expenses After
                               Expense        Expense     12b-1      Expense
                            Reimbursements Reimbursements Fees   Reimbursements
  American Century VP
  Income & Growth Fund           0.70%          0.00%       --        0.70%
  American Century VP
  Value Fund                     1.00%          0.00%       --        1.00%
  BT Small Cap Index Fund        0.35%          0.10%       --        0.45%/5/
  Fidelity's VIP Growth
  Portfolio - Service
  Class                          0.59%          0.11%     0.10%       0.80%/3/
  Fidelity's VIP II
  Contrafund(R) Portfolio
  - Initial Class                0.59%          0.11%       --        0.70%/3/
  Fidelity's VIP III
  Growth Opportunities
  Portfolio - Service
  Class                          0.59%          0.11%     0.10%       0.80%/3/
  Janus Aspen Capital
  Appreciation Portfolio         0.70%          0.22%       --        0.92%/4/
  Janus Aspen Worldwide
  Growth Portfolio               0.65%          0.07%       --        0.72%/4/
  MFS(R) Growth With
  Income Series                  0.75%          0.13%       --        0.88%
  MML Blend Fund                 0.37%          0.00%/2/    --        0.37%
  MML Equity Fund                0.37%          0.00%/2/    --        0.37%
  MML Equity Index Fund          0.30%          0.20%       --        0.50%
  MML Growth Equity Fund         0.80%          0.11%/2/    --        0.91%/1/
  MML Managed Bond Fund          0.45%          0.03%/2/    --        0.48%
  MML Small Cap Growth
  Equity Fund                    1.08%          0.11%/2/    --        1.19%/1/
  MML Small Cap Value
  Equity Fund                    0.39%          0.05%/2/    --        0.44%
  Oppenheimer Aggressive
  Growth Fund/VA                 0.69%          0.02%       --        0.71%
  Oppenheimer Capital
  Appreciation Fund/VA           0.72%          0.03%       --        0.75%
  Oppenheimer Global
  Securities Fund/VA             0.68%          0.06%       --        0.74%
  Oppenheimer High Income
  Fund/VA                        0.74%          0.04%       --        0.78%
  Oppenheimer Main Street
  Growth & Income Fund/VA        0.74%          0.05%       --        0.79%
  Oppenheimer Money
  Fund/VA                        0.45%          0.05%       --        0.50%
  Oppenheimer Strategic
  Bond Fund/VA                   0.74%          0.06%       --        0.80%
  Oppenheimer
  International Growth
  Fund/VA                        1.00%          0.09%       --        1.09%
  Panorama Growth
  Portfolio                      0.52%          0.01%       --        0.53%
  Panorama Total Return
  Portfolio                      0.53%          0.02%       --        0.55%
  T. Rowe Price Mid-Cap
  Growth Portfolio               0.85%          0.00%       --
  Templeton International
  Fund - Class 2 Shares/6/       0.69%          0.17%     0.25%       1.11%

Table Of Fees And Expenses

/1/The MML Growth Equity Fund and the MML Small Cap Growth Equity Fund began operations in 1999 and therefore, had no operating expenses as of December 31, 1998. The investment manager estimates that the total operating expenses for these Funds in 1999 will be as shown.

/2/We agreed to bear expenses of the MML Equity Fund, MML Managed Bond Fund, MML Blend Fund, MML Small Cap Value Equity Fund, MML Growth Equity Fund and MML Small Cap Growth Equity Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2000. The expenses shown for the MML Growth Equity Fund and MML Small Cap Growth Equity Fund include this reimbursement. If not included, the other expenses for these Funds in 1999 are estimated to be 0.25%, for the MML Growth Equity Fund and 0.25% for the MML Small Cap Growth Equity Fund. We do not expect that we will be required to reimburse any expenses of the MML Equity Fund, MML Managed Bond Fund, MML Blend Fund and MML Small Cap Value Equity Fund in 1999.

/3/A portion of the brokerage commissions that the VIP Growth Portfolio, the VIP II Contrafund(R) Portfolio, and the VIP III Growth Opportunities Portfolio pay was used to reduce the other expenses for the Portfolios. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the other expenses for the VIP Growth Portfolio would have been 0.06%, decreasing the VIP Growth Portfolio's total fund expenses to 0.75%; the other expenses for the VIP II Contrafund(R) Portfolio would have been 0.07%, decreasing the VIP II Contrafund(R) Portfolio's total fund expenses to 0.66%; and the other expenses for the VIP III Growth Opportunities Portfolio would have been 0.10%, decreasing the VIP III Growth Opportunities Portfolio's total fund expenses to 0.79%.

/4/Janus Capital has agreed to reduce the management fee of the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio to the level of their corresponding Janus retail funds. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Janus Capital has agreed to continue the waivers and fee reductions until at least the next annual renewal of the advisory agreement. Without such reductions, the total fund expenses for the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio would have been 0.74% and 0.97%, respectively.

/5/Bankers Trust Company has voluntarily undertaken to waive its management fee and reimburse the BT Small Cap Index Fund certain expenses so that the total fund expenses for the BT Small Cap Index Fund will not exceed 0.45%. Bankers Trust Company may not recoup any of its waived investment advisory fees. Such waivers by Bankers Trust Company should stay in effect for at least 12 months. Without such waivers and reimbursements, the total fund expenses for the BT Small Cap Index Fund would have been 1.58%.

/6/The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus.

(See the funds' prospectuses for more information.)
                                                      Table Of Fees and Expenses

Examples

The following examples are designed to help you understand the expenses in the contract. The examples show the cumulative expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. All the expenses shown in the table of fees and expenses, including the annual fund expenses, are assumed to apply. In the first example it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

  Sub-Account                              Year  1   3   5  10
  American Century VP Income & Growth
  American Century VP Value
  BT Small Cap Index Fund
  Fidelity's VIP Growth
  Fidelity's VIP II Contrafund(R)
  Fidelity's VIP III Growth Opportunities
  Janus Aspen Capital Appreciation
  Janus Aspen Worldwide Growth
  MFS(R) Growth With Income
  MML Blend
  MML Equity
  MML Equity Index
  MML Growth Equity
  MML Managed Bond
  MML Small Cap Growth Equity
  MML Small Cap Value Equity
  Oppenheimer Aggressive Growth
  Oppenheimer Capital Appreciation
  Oppenheimer Global Securities
  Oppenheimer High Income
  Oppenheimer Main Street Growth & Income
  Oppenheimer Money
  Oppenheimer Strategic Bond
  Oppenheimer International Growth
  Panorama Growth
  Panorama Total Return
  T. Rowe Price Mid-Cap Growth
  Templeton International

Table Of Fees And Expenses

This second example assumes 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown. (The income phase is not available until the end of the 5th contract year.)

  Sub-Account                              Year  1   3   5  10
  American Century VP Income & Growth
  American Century VP Value
  BT Small Cap Index Fund
  Fidelity's VIP Growth
  Fidelity's VIP II Contrafund(R)
  Fidelity's VIP III Growth Opportunities
  Janus Aspen Capital Appreciation
  Janus Aspen Worldwide Growth
  MFS(R) Growth With Income
  MML Blend
  MML Equity
  MML Equity Index
  MML Growth Equity
  MML Managed Bond
  MML Small Cap Growth Equity
  MML Small Cap Value Equity
  Oppenheimer Aggressive Growth
  Oppenheimer Capital Appreciation
  Oppenheimer Global Securities
  Oppenheimer High Income
  Oppenheimer Main Street Growth & Income
  Oppenheimer Money
  Oppenheimer Strategic Bond
  Oppenheimer International Growth
  Panorama Growth
  Panorama Total Return
  T. Rowe Price Mid-Cap Growth
  Templeton International

                                                      Table Of Fees And Expenses

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples do not reflect any premium taxes. However, premium taxes may apply.

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
Table Of Fees And Expenses

The Company

C.M. Life Insurance Company, 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual).
MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion and estimated total assets under management of $176.8 billion as of December 31, 1998.

The ___ Deferred Variable Annuity Contract

General Overview

This annuity is a contract between you, the owner and us, C.M. Life. The contract is intended for retirement savings or other long-term investment purposes. The contract is designed primarily for use in annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Internal Revenue Code. These plans are sometimes called "tax-sheltered annuities" or "TSAs".

In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate that is at least 5 years in the future. The contract, like all deferred annuity contracts, has two phases--the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase we provide a death benefit. Once you begin receiving annuity payments, your contract enters the income phase.

You are not taxed on contract earnings until you take money from your contract. This is known as tax deferral.

The contract is called a variable annuity because you can choose to allocate your purchase payments among various investment choices. Your choices include twenty-eight funds and one fixed account. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the funds you select as well as the interest we credit on the fixed account.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the funds you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

We may issue the contract as an individual or group variable annuity contract. In those states where we issue a group contract, we issue certificates to individuals, and these individuals are considered participants. The certificate is subject to the terms of the group contract under which we issue the certificate. You may become a participant under the group contract by completing an application and having it forwarded to us along with an initial payment.
                                                    The Company/General Overview

The certificate we issue indicates the participant's rights and benefits under the group contract. Terms of the group contract are controlling.

The participant, as an owner, may exercise all rights and benefits of the certificate without the consent of the group contract owner. Unless we state otherwise, the owner of the certificate under a group contract and the owner of an individual contract have the same rights and benefits. As a result, the term "contract" means either an individual ___ deferred variable annuity or a certificate issued under the group ___ deferred variable annuity.
The Company/General Overview

Ownership of the Contract

Owner

The owner is named at time of application. The owner must be an individual. We will not issue a contract to you if you have reached your 85th birthday as of the date we proposed to issue the contract.

As the owner of the contract, you exercise all rights under the contract. The owner names the beneficiary.

For owners of contracts issued under an ERISA plan, your rights in this contract may be subject to the plan documents.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. However, in order for the contract to qualify as a tax-sheltered annuity or an individual retirement annuity, you must be named as owner and annuitant.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

If you are married and your contract is issued under an ERISA plan, your ability to name a primary beneficiary other than your spouse is restricted.
                                                           Ownership of Contract

Purchasing a Contract
Purchase Payments

The minimum amount we accept for an initial purchase payment is:

 . $600, divided by the number of installments (not more than 12) which you expect to be made each year.

Additional purchase payments can be made to this contract. However, additional purchase payments of less than $50 are subject to our approval.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the contract. The maximum amount is:

 .  $1 million up to age 75 1/2; or

 .  $500,000 if older than age 75 1/2.

You may give your complete application to your agent/broker. Purchase payments can be made:

 . by mailing a check that clearly indicates your name and contract number to our lockbox:


  P.O. Box 92851
  Chicago, IL 60675-2851

 .  by instructing your bank to wire transfer funds to:

  Chase Manhattan Bank,
  New York, New York
  ABA #021000021
  MassMutual Account 323065422
  Ref: VA Income Contract #
  Name: (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payments

When you purchase your contract, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you tell us otherwise.

Once we receive your purchase payment and the necessary information at our Annuity Service Center or lockbox, we will issue your contract and apply your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

If additional purchase payments are made to your contract, we will credit these amounts to your contract on the business day we receive them at our Annuity Service Center or lockbox. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your purchase payment at our Annuity Service Center or lockbox on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.
Purchasing a Contract

Investment Choices

The Separate Account

We established a separate account, C.M. Multi-Account A (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Connecticut insurance law on August 3, 1994. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

C.M. Life owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue.

C.M. Life established a segment of the separate account for        contracts.
We currently divide this segment into 28 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

Currently, there is no limit to the number of investment choices that you may invest in at any one time. However, we reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed account) at any one time.

The Funds

The contract offers 28 funds which are listed below. Additional funds may be added in the future.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. ("American Century VP") was organized as a Maryland corporation in 1987 and is a diversified, open-end management investment company. American Century Investment Management, Inc. ("American Century") is the investment manager of American Century VP. American Century has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958. American Century's address is American Century Tower, 4500 Main Street, Kansas City Missouri 64111.

American Century VP Income & Growth Fund. The American Century VP Income & Growth Fund seeks dividend growth, income and capital appreciation by investing in common stocks.

American Century VP Value Fund. The American Century VP Value Fund seeks long-term capital growth by investing primarily in common stocks that the management team believes to be undervalued at the time of purchase. Income is a secondary objective.

BT Insurance Funds Trust

BT Insurance Funds Trust ("BT Insurance Funds") was organized as a Massachusetts business trust in 1996. The BT Small Cap Index Fund is a separate series of the BT Insurance Funds.

Bankers Trust Company is the investment adviser to the BT Small Cap Index Fund. Bankers Trust Company is located at 130 Liberty Street, New York, NY 10006.

BT Small Cap Index Fund. The BT Small Cap Index Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000(R) Small Stock Index*, which emphasizes stocks of small U.S. companies.

* "Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell Indexes."

Fidelity Variable Insurance Products Fund

Fidelity Variable Insurance Products Fund ("VIP") is an open-end management investment company organized as a Massachusetts business trust in 1981. Fidelity's VIP Growth Portfolio is a diversified fund of VIP.

Fidelity Management & Research Company ("FMR") is the investment adviser to Fidelity's VIP Growth Portfolio. FMR is the management
                                                              Investment Choices
arm of Fidelity Investments(R). Fidelity Investments has its principal place of business address at 82 Devonshire Street, Boston, MA 02109.

Fidelity's VIP Growth Portfolio - Service Class. Fidelity's VIP Growth Portfolio seeks to achieve capital appreciation by investing primarily in common stocks. This Portfolio invests in companies that the manager believes have above-average growth potential.

Fidelity Variable Insurance Products Fund II

Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end management investment company, organized as a Massachusetts business trust in 1988. Fidelity's VIP II Contrafund(R) Portfolio is a diversified fund of VIP II.

FMR is the investment adviser to Fidelity's VIP II Contrafund(R) Portfolio.

Fidelity Management & Research (U.K.) Inc. ("FMR U.K."), in London, England, and Fidelity Management & Research (Far East) Inc. ("FMR Far East"), in Tokyo, Japan, assist FMR with foreign investments. They each serve as subadvisors for Fidelity's VIP II Contrafund(R) Portfolio.

Fidelity's VIP II Contrafund(R) Portfolio - Initial Class. Fidelity's VIP II Contrafund(R) Portfolio seeks long term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.

Fidelity Variable Insurance Products Fund III

Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end management investment company organized as a Massachusetts business trust in 1994. Fidelity's VIP III Growth Opportunities Portfolio is a diversified fund of VIP III.

FMR is the investment adviser to Fidelity's VIP III Growth Opportunities Portfolio. FMR U.K. and FMR Far East assist FMR with foreign investments. They each serve as subadvisors for Fidelity's VIP III Growth Opportunities Portfolio.

Fidelity's VIP III Growth Opportunities Portfolio - Service Class. Fidelity's VIP III Growth Opportunities Portfolio seeks to provide capital growth by investing primarily in common stocks.

Janus Aspen Series

Janus Aspen Series ("Janus Aspen") is an open-end management investment company. Janus Aspen Worldwide Growth Portfolio and Janus Aspen Capital Appreciation Portfolio are each a separate series of Janus Aspen.

Janus Capital is the investment adviser to the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio. Janus Capital is located at 100 Fillmore Street, Denver, CO 80206-4928.

Janus Aspen Capital Appreciation Portfolio. The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Aspen Worldwide Growth Portfolio. The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

MFS(R) Variable Insurance TrustSM

The MFS(R) Variable Insurance TrustSM ("MFS Trust") is an open-end management investment company, organized as a Massachusetts business trust in 1994. The MFS(R) Growth With Income Series is a separate series of the MFS Trust.

Massachusetts Financial Services Company ("MFS") advises the MFS(R) Growth With Income Series. MFS is located at 500 Boylston Street, Boston, MA 02116.

MFS(R) Growth With Income Series. The MFS(R) Growth With Income Series seeks to provide reasonable current income and long-term growth of capital and income. This Series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible
Investment Choices
securities and depository receipts for those securities.

MML Series Investment Fund ("MML Trust")

MML Trust is a no-load, open-end, investment company having eight series of shares each of which has different investment objectives designed to meet different investment needs. MassMutual serves as the investment adviser to the MML Trust.

MassMutual has entered into a subadvisory agree-ment with David L. Babson and Company, Inc. ("Babson"), a controlled subsidiary of MassMutual, whereby Babson manages the investment of the assets of the MML Managed Bond Fund, the MML Small Cap Value Equity Fund, the MML Equity Fund, and the MML Blend Fund.

MassMutual has entered into a subadvisory agreement with Massachusetts Financial Services Company ("MFS"), whereby MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into subadvisory agreements with J.P. Morgan Investment Management Company Inc. ("J.P. Morgan") and Waddell & Reed Investment Management Company ("Waddell & Reed"), whereby J.P. Morgan and Waddell & Reed each manage 50% of the portfolio of MML Small Cap Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with Mellon Equity Associates, LLP ("Mellon Equity") whereby Mellon Equity manages the investments of the MML Equity Index Fund.

MML Blend Fund. The MML Blend Fund seeks a high total rate of return over time, consistent with prudent investment risk and capital preservation, by investing in equity, fixed income and money market securities.

MML Equity Fund. The MML Equity Fund seeks to achieve a superior rate of return over time from both capital appreciation and current income and to preserve capital by investing in equity securities.

MML Equity Index Fund. The MML Equity Index Fund seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index./1/

/1/ "Standard & Poor's", " Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies and have been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), or The McGraw-Hill Companies, Inc. Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

MML Growth Equity Fund. The MML Growth Equity Fund seeks growth of capital and income over time by investing primarily in equity securities of large companies with long-term growth potential.

MML Managed Bond Fund. The MML Managed Bond Fund seeks a high rate of return, consistent with capital preservation, by investing primarily in investment grade, publicly-traded, fixed income securities.

MML Small Cap Growth Equity Fund. The MML Small Cap Growth Equity Fund seeks growth of capital over time by investing primarily in equity securities of smaller and medium-size companies with long-term growth potential.

MML Small Cap Value Equity Fund. The MML Small Cap Value Equity Fund seeks growth of capital and income over time by investing primarily in small company stocks.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds ("Oppenheimer Funds") is an investment company consisting of 10 separate series of shares known as funds. OppenheimerFunds, Inc. ("OFI"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, ("Investment Advisers Act") is the investment adviser to the Oppenheimer Funds. It performs administrative functions relative to the Oppenheimer Funds, including the keeping of all records not maintained by the custodian.

OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $95 billion in assets and 4 million shareholder accounts as of December 31, 1998. OFI is owned by Oppenheimer Acquisition
                                                              Investment Choices

Corporation, a holding company that is owned in part by senior officers for OFI and controlled by MassMutual. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

Oppenheimer Aggressive Growth Fund/VA. The Oppenheimer Aggressive Growth Fund/VA seeks long-term capital appreciation by investing in "growth-type" companies.

Oppenheimer Capital Appreciation Fund/VA. The Oppenheimer Capital Appreciation Fund/VA seeks long-term capital appreciation by investing in securities of well-known established companies. The Fund invests mainly in equity securities.

Oppenheimer Global Securities Fund/VA. The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. The Fund invests in equity securities of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA. The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests in unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer Main Street Growth & Income Fund/VA. The Oppenheimer Main Street Growth & Income Fund/VA seeks total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Money Fund/VA. The Oppenheimer Money Fund/VA seeks maximum current income from investments in money market securities that is consistent with low capital risk and maintenance of liquidity. The Fund invests in short-term, high quality "money market" securities.

Oppenheimer Strategic Bond Fund/VA. The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. This Fund invests in three market sectors: debt securities of foreign governments and companies, U.S. Government securities and lower-rated high-yield securities of U.S. companies.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. ("Panorama Fund") is an open-end investment company consisting of separate series of shares known as funds. The Panorama Fund is also advised by OFI.

Oppenheimer International Growth Fund/VA. The Oppenheimer International Growth Fund/VA seeks long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Panorama Growth Portfolio. The Panorama Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama Total Return Portfolio. The Panorama Total Return Portfolio seeks to maximize total investment return (including both capital appreciation and income) by allocating its assets among stocks, corporate bonds, U.S. Government securities and its instrumentalities, and money market instruments according to changing market conditions.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio is a separate series of shares of T. Rowe Price Equity Series, Inc.
T. Rowe Price Associates, Inc. (" T. Rowe Price") was founded in 1937 and is the investment adviser to the Portfolio. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

T. Rowe Price Mid-Cap Growth Portfolio. The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.
18Investment Choices

Templeton Variable Products Series Fund

The Templeton Variable Products Series Fund ("Templeton Fund") is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Fund is a separate series of the Templeton Fund.

Templeton Investment Counsel, Inc. ("Templeton Investment Counsel") is the investment manager of the Templeton International Fund. Templeton Investment Counsel is located at 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

Templeton International Fund - Class 2 Shares. The Templeton International Fund seeks long-term capital growth. The Fund, under normal market conditions, will invest at least 65% of its total assets in the equity securities of companies located outside the U.S., including in emerging markets.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Current copies of the fund prospectuses are attached to this prospectus. You should read the information contained in the funds' prospectuses carefully before investing.

The Fixed Account

In most states, we offer one fixed account, as an investment option. The fixed account is an investment option within our general account.

Amounts that you allocate to the fixed account become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a contract.

You may allocate purchase payments to the fixed account. You can also make transfers of your contract value into the fixed account. You do not participate in the investment performance of the assets in the fixed account. Instead, we credit your contract with interest at a specified rate that we declare in advance. We guarantee this rate will be at least 3% per year. We may credit a higher rate of interest at our discretion.
                                                              Investment Choices

Contract Value
Your contract value is the sum of your value in the separate account and the fixed account.

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Accumulation Units

Every day we determine the value of an accumulation unit for each of the funds. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund. When you make a withdrawal, we deduct from your contract accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the MML Equity Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MML Equity Fund is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the MML Equity Fund.

Transfers

You can transfer all or part of your contract value. You can make transfers by telephone or by other means we authorize. To make transfers other than by telephone, you must submit a written request. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Your transfer is effective on the business day we receive your fully completed request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your fully completed transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

You may transfer all or part of your assets in a fund or the fixed account. You can make a transfer to or from the fixed account and to or from any fund.

Currently, you can make an unlimited number of transfers every calendar year during the accumulation phase without charge. However, we reserve the right to deduct a transfer fee of $20 per transfer or, if less, 2% of the amount transferred for each transfer allowed in a calendar year as provided by the contract. We also reserve the right to limit the number of transfers that you can make as provided by the contract.

The following rules apply to any transfer during the accumulation phase:

(1) The minimum amount which you can transfer is:

  .  $500; or

  .  the entire value in a fund, if less.

  After a transfer, the minimum amount which must remain in the fund is $500 unless you
Contract Value
    transfer the entire fund value. We waive these requirements if the transfer is made in connection with the Rebalancing Program.

(2) You must clearly indicate the amount and investment choices from and to which you wish to transfer.

(3) During any contract year, we limit transfers out of the fixed account to 30% of your contract value in the fixed account as of the end of the previous contract year. For purposes of this restriction, your contract value in the fixed account does not include the amount of any outstanding loan. You may not transfer contract value out of the loaned portion of the fixed account. We measure a contract year from the anniversary of the day we issued your contract. Transfers out of the fixed account are done on a first-in, first-out basis. In other words, amounts attributed to the oldest purchase payments are transferred first; then amounts attributed to the next oldest purchase payment are transferred; and so on.

(4) We do not allow transfers between competing accounts. For this purpose, we consider the fixed account and the Oppenheimer Money Fund/VA "competing accounts." We restrict other transfers involving any competing account for certain periods:

    . for a period of 90 days following a transfer out of a competing account, you may not transfer into the other competing account.

    . for a period of 90 days following a transfer into a competing account, you may not transfer out of the other competing account.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year without incurring a fee. You cannot transfer from the general account to a fund, but you can transfer from one or more funds to the general account once a contract year. The minimum amount which you can transfer is $500 or your entire interest in the fund, if less. After a transfer, the minimum amount which must remain in a fund is $500 unless you have transferred the entire value.

We have the right to terminate or modify these transfer provisions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar Cost Averaging does not assure a profit and does not protect you against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels.

You must have a contract value of at least $5,000 in order to participate in the Dollar Cost Averaging Program. The minimum amount you can transfer is $250.

The minimum duration of participation in any Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the Dollar Cost Averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first Dollar Cost Averaging transfer is made. However, if you select a date that is less than 5 business days from the date the election form is received at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Dollar Cost Averaging Program within 5 business days from the date we receive your election form. You may make changes to your selection, including termination of the program, by written request.

If you participate in the Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

You can only participate in one Dollar Cost Averaging Program at a time. Further, if you are participating in the Dollar Cost Averaging
                                                                  Contract Value

Program you cannot also participate in the Rebalancing Program.

The Dollar Cost Averaging option will terminate:

 .  if you withdraw the total contract value;

 .  upon your death;

 .  if the last transfer you selected has been made;

 .  if there is insufficient contract value to make the transfer; or

 . if we receive from you a written request to terminate the program at our Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend the Dollar Cost Averaging Program.

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Rebalancing Program is available only during the accumulation phase. If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in the Rebalancing Program if you have purchase payments allocated to the fixed account. You cannot participate in the Rebalancing Program if you are participating in a Dollar Cost Averaging Program.

You can terminate the Rebalancing Program at anytime by giving us written notice. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the MML Managed Bond Fund and 60% to be in the Panorama Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund to bring its value back to 40% and use the money to buy more units in the Panorama Growth Portfolio to increase those holdings to 60%.

Interest Sweep Option

Under this program, we will automatically transfer earnings from your contract value in the fixed account to one or more selected funds. By allocating these earnings to the funds, you can pursue further growth in the value of your contract through more aggressive investments. However, the interest sweep option does not assure profit and does not protect against loss in declining markets.

To participate in this program, you must have at least $5,000 in contract value in the fixed account at the time of transfer. While the program is in effect, you can adjust your allocations as necessary.

This program will terminate:

 . if your contract value falls below the required minimum amount in the fixed account;

 .  upon your death;

 .  if you request a loan;

 .  if you begin the income phase of your contract; or

 . if we receive your written request to terminate the program at least 5 business days prior to the next scheduled transfer date.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. Your withdrawal is effective on the business day we receive a fully completed surrender form at our Annuity Service Center. If we receive your fully completed surrender form at our Annuity Service Center on a non-business
Contract Value
day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 days of our receipt of your fully completed surrender form at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your contract value in the funds and the non-loaned portion of the fixed account. You must withdraw at least $100 or the entire value in a fund or the non-loaned portion of the fixed account, if less. We require that after you make a partial withdrawal you keep at least $600 in your contract. Partial withdrawals are subject to a contingent deferred sales charge.

When you make a total withdrawal you will receive the value of your contract:

 .  less any applicable contingent deferred sales charge;

 .  less any applicable premium tax;

 .  less any outstanding loan amount, if any; and

 . less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your contract of at least $100. Your contract value must be at least $10,000 to initiate the withdrawal plan. Currently, we do not have a charge for this program, but we reserve the right to charge in the future.

Your Systematic Withdrawal Program will begin on the start date you selected as long as we receive a fully completed written request at least 5 business days before the start date you selected. If you elect to receive your payment pursuant to an electronic funds transfer ("EFT"), we must receive a fully completed written request at least 10 business days before the start date you elected.

We may defer the start of your systematic withdrawal program for one month if your systematic withdrawal start date is less than 5 business days (10 business days for an EFT) after we receive your written request. If you do not select a start date, we will automatically begin systematic withdrawals within 5 business days (10 business day for an EFT) after we receive your request. Your request must be in writing. If you are currently participating in a Systematic Withdrawal Program and you want to begin receiving your payments pursuant to an EFT, we will need 10 business days notice to implement this change.

If you terminate your Systematic Withdrawal Program from the fixed account, you may not elect a new plan involving withdrawals from the fixed account for 6 months.

Your Systematic Withdrawal Program ends:

 .  if you withdraw your total contract value;

 .  upon your death;

 .  if we process the last withdrawal you selected;

 . if your value in a selected fund or the fixed account is insufficient to complete the withdrawal;

 .  if you begin receiving annuity payments; or

 . if you give us a written request to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.


 Your ability to take a withdrawal may be restricted by certain provisions of the Internal Revenue Code. Furthermore, if your contract is issued under an ERISA plan, your ability to take a withdrawal may be restricted by your plan documents. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

                                                                  Contract Value

Right to Take Loans

In some states, if your contract is a tax-sheltered annuity, you may be able to take a loan under your contract. All such loans must conform to the requirements of the Internal Revenue Code. There are limitations on the amount of the loan you can take, and there is a required loan repayment schedule. If you default and do not correct the default within the applicable grace period, the entire outstanding loan balance will be considered a taxable distribution, and we will do appropriate tax reporting. We will withdraw sufficient contract value to repay the debt to the extent such withdrawals are not restricted under the Internal Revenue Code.

If you own a contract with an outstanding loan and are taking an eligible distribution of your entire contract value, we will deduct any outstanding contract debt from the amount you withdraw. If you make a partial withdrawal, the contract value remaining after the withdrawal must not be less than:

 .  the amount of any loan outstanding; plus

 . interest on the loan for 12 months based on the loan interest rate then in effect; plus

 . any contingent deferred sales charge that would apply to such an amount otherwise withdrawn.

As long as your loan is outstanding, a portion of your contract value equal to the loan is held in the loaned portion of the fixed account. You may select the amount of contract value and your investment choice(s) from where the contract value is to be transferred to secure the loan. If you do not make such a selection, we will deduct your requested loan amount from your investment choice(s) in proportion to the non-loaned value of each on the date of your loan request. Upon repayment of the loan, we will transfer value equal to the repayment from the loaned portion of the fixed account to your investment choice(s) based upon your current purchase payment allocation.

Amounts held in the fixed account equal to the amount of any outstanding loan are not available for withdrawal or transfer. If you do not repay the loan, we will deduct the loan amount from your withdrawal or death benefit.

You may not begin receiving annuity payments if you have an outstanding loan balance.

Currently, we do not deduct a charge from your contract if you take a loan under your contract. However, we reserve the right to deduct a charge not to exceed $35 from your contract as a loan origination fee should it become necessary for us to seek reimbursement for expenses related to the administration of contract loans.
Contract Value

Expenses
There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:
(1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge

This charge is equal, on an annual basis, to 1.03% of the daily value of the assets invested in each fund, after fund expenses are deducted. This charge is for:

 . the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase;

 . the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

We may increase the mortality and expense risk charge, but it will not exceed 1.25%.

Administrative Charge

This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each fund, after fund expenses are deducted. We assess this charge to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25%.

Annual Contract Maintenance Charge

Currently, we do not deduct an annual contract maintenance charge from your contract. However, we reserve the right to deduct an amount not to exceed $60 from your contract at the end of each contract year as an annual maintenance contract charge should it become necessary for us to seek reimbursement for expenses relating to the issuance and maintenance of the contract.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment. However, we may assess a contingent deferred sales charge on the amount you withdraw that exceeds the free withdrawal amount. We use this charge to cover certain expenses relating to the sale of the contract.

If you withdraw:

 . from more than one investment choice, we will deduct the contingent deferred sales charge proportionately from the amounts remaining in the investment choice(s) you selected.

 . the total value from an investment choice, we will deduct the contingent deferred sales charge proportionately from amounts remaining in the investment choices that still have value.

 . your entire contract value, we will deduct the contingent deferred sales charge from the contract value. You will receive a check for the net amount.

The amount of the charge depends on the length of time between when we issued your contract and when you make a withdrawal. The contingent deferred sales charge is assessed as follows:
                                                                        Expenses

 Contract Year of Withdrawal    Charge
           1st Year               8%
           2nd Year               8%
           3rd Year               7%
           4th Year               6%
           5th Year               5%
           6th Year               4%
           7th Year               3%
           8th Year               2%
           9th Year               1%
          10th Year               0%
        and thereafter

In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances.

 . payment of the death benefit or upon the amount applied to an annuity payment option.

 . if you redeem "excess contributions" to a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including individual retirement annuities. We look to the Internal Revenue Code for the definition and description of excess contributions.

Free Withdrawals

In your first contract year, you may withdraw up to 10% of your contract value as of the beginning of the contract year reduced by any free withdrawal amount previously taken during the contract year. Beginning in your second contract year, you may withdraw up to 10% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the contract year. You may take the 10% in multiple withdrawals each year.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

Currently, you can make an unlimited number of transfers every calendar year during the accumulation phase without charge. However, we reserve the right to deduct a transfer fee of $20 per transfer or, if less, 2% of the amount transferred for each transfer allowed in a calendar year as provided by the contract.

During the income phase, we allow 6 transfers and they are not subject to a transfer fee.

Income Taxes

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the attached fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds' advisors, distributors and/or affiliates for the administrative service that we provide.
Expenses

The Income Phase
If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of six options. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date cannot be earlier than 5 years after you buy the contract.

You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Option B with 10 years of payments guaranteed.

Annuity payments must begin by the earlier of:

(1) the annuitant's 90th birthday; or

(2) the latest age permitted under state law.

We make annuity payments based on the age and sex of the annuitant under all options except Option E. We may require proof of age and sex before annuity payments begin.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in the fixed account will be applied to a fixed payout.

If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

In order to avoid adverse tax consequences, you should begin to take distributions at least equal to the minimum amount required by the Internal Revenue Service, no later than the required beginning date. If your contract is an individual retirement annuity that date should be no later than April 1st of the year following the year you reach age 70 1/2. For qualified plans, that date is no later than April 1st of the year following your retirement or April 1st of the year after you reach age 70 1/2, whichever is later.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount may depend upon the following 4 things:

 .  the value of your contract on the annuity date;

 .  the deduction of premium taxes, if applicable,

 .  the annuity option you select, and

 . the age and sex of the annuitant (and the age and sex of the joint annuitant, if any).

Variable Annuity Payments

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount may depend on the following 5 things:

 .  the value of your contract on the annuity date;

 .  the deduction of premium taxes, if applicable,

 .  the annuity option you select,

 . the age and sex of the annuitant (and the age and sex of the joint annuitant, if any), and

 .  an assumed investment rate (AIR) of 4% per year.

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of
                                                                The Income Phase
the income phase. During the income phase, the number of annuity units will not change.

However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available. After annuity payments begin, you cannot change the annuity option or the frequency of annuity payments. In addition, during the income phase we do not allow withdrawals.

Annuity Option A - Life Income. Under this option we make periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B - Life Income with Period Certain. We will make periodic payments for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments.

Annuity Option C - Joint and Last Survivor Payments. We will make periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D - Joint and 2/3 Survivor Annuity. We will make periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E - Period Certain. We will make periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. In most states, if you do not want payments to continue for the remainder of the specified period, you may elect to have an amount equal to the present value of the remaining guaranteed annuity payments paid as a lump sum or applied to another annuity option.

Annuity Option F - Special Income Settlement Agreement. We will pay you in accordance with terms agreed upon in writing by both you and us.

If your contract is issued under an ERISA plan, the annuity options available to you may be restricted. If you are married when your contract enters the income phase, you will generally receive a variable annuity payment under Annuity Option D, unless you receive the consent of your spouse to elect another annuity option. If you are not married when your contract enters the income phase, you will receive a variable annuity payment under Annuity Option B with payments guaranteed for 10 years, unless you elect another annuity option.
The Income Phase

Death Benefit

Death Of Contract Owner During The Accumulation Phase

If you die during the accumulation phase, we will pay a death benefit to your primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary unless you have changed it in writing.

Your beneficiary may request that the death benefit be paid under one of the death benefit options. If your contract is a tax-sheltered annuity or an individual retirement annuity and the primary beneficiary is your spouse, he/she has the right to roll the contract value to an individual retirement annuity.

Death Benefit Amount During The Accumulation Phase

Before the date you reach age 80, the death benefit during the accumulation phase will be the greater of:

(1) your purchase payments, less any withdrawals, any outstanding loan amount, and any applicable charges; or

(2) your contract value, less any outstanding loan amount, as of the business day we receive proof of death and election of the payment method.

After you reach age 80, the death benefit during the accumulation phase is your contract value, less any outstanding loan amount, as of the business day we receive proof of death at our annuity service center and election of the payment method.

Death Benefit Options During The Accumulation Phase

A beneficiary who is not your surviving spouse must elect to receive the death benefit under one of the following options, in the event you die during the accumulation phase.

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within 5 years of the date of death; or

Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death.

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by us of proof of death.

Death Of Contract Owner During The Income Phase

If you die during the income phase,we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.
                                                                   Death Benefit

Taxes

NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

For variable annuity contracts, tax deferral depends on the insurance company, and not you having control of the assets held in the separate accounts. You can allocate account value from one fund of the separate account to another but cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

The Internal Revenue Service (IRS) has provided some guidance on investor control but several issues remain unclear. One unanswered question is whether a contract owner can have too much investor control if the variable contract offers a large choice of funds in which to invest account values.

We do not know if the IRS will issue any guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Qualified Contracts

If you purchase the contract under a qualified plan, your contract is referred to as a qualified contract. Examples of qualified plans are: tax-sheltered annuities , deductible and non-deductible individual retirement annuities, and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

Withdrawals - Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be applicable for certain distributions from a tax-sheltered annuity or other qualified contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 403(b) (tax-sheltered annuities - TSAs), 401 (Pension and Profit-Sharing Plans), and 408 (individual retirement annuities -
IRAs). Exceptions from the penalty tax are as follows:

 .  distributions made on or after you reach age 59 1/2;

 .  distributions made after your death or disability (as defined in Code
   Section 72(m)(7);

 . after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from individual retirement annuities, a separation from service is not required);

 .  distributions made after separation of service if you have reached age 55
   (not applicable to distributions from individual retirement annuities);
Taxes

 . distributions made on account of a levy on a qualified retirement plan under Code Section 6331;

 . distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

 . distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from individual retirement annuities);

 . distributions from an individual retirement annuity for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days);

 . distributions from an individual retirement annuity to the extent they do not exceed your qualified higher education expenses (as defined in Code
   Section 72(t)(7) for the taxable year; and

 . distributions from an individual retirement annuity which are qualified first-time home buyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an individual retirement annuity or a 5% owner. Special rules may apply to amounts accumulated in a tax-sheltered annuity prior to December 31, 1986. Required distributions must be over a period not exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

Direct Transfers - Tax-Sheltered Annuities

Pursuant to Revenue Ruling 90-24, we will allow partial or full transfers of a participant's interest in a tax-sheltered annuity or custodial account to this contract. The funds transferred must be subject to the same or more stringent distribution restrictions applicable to the original annuity or custodial account.

Withdrawal Restrictions - Tax-Sheltered Annuities

The Code limits the withdrawal of purchase payments made by owners through salary reductions from certain tax-sheltered annuities. Withdrawals of salary reduction amounts and their earnings can be made when an owner:

(1) reaches age 59 1/2 ;

(2) leaves his/her job;

(3) dies;

(4) becomes disabled, as that term is defined in the Code; or

(5) in the case of hardship.

In the case of hardship, the owner can only withdraw the purchase payments and not any earnings. Salary reduction payments cannot be made for 12 months following a hardship withdrawal.

Any contract value as of December 31, 1988 is not subject to these restrictions. Additionally, return of "excess contributions" or amounts paid to a spouse as a result of a qualified domestic relations order are not subject to these restrictions.

Withdrawal Restrictions - Texas Optional Retirement Program

No withdrawals may be made in connection with a contract issued pursuant to the Texas Optional Retirement Program for faculty members of Texas public institutions of higher learning before you:

 . terminate employment in all such institutions and repay employer contributions if termination occurs during the first twelve months of employment;

 .  retire;

 .  die; or

 .  attain age 70 1/2.
                                                                           Taxes

Rollovers - Tax-Sheltered Annuity to Individual Retirement Annuity

If it meets the requirements of an eligible rollover distribution, a distribution from a tax-sheltered annuity to a surviving spouse may be rolled over to an individual retirement annuity. Furthermore, a distribution from a tax-sheltered annuity to a former spouse who is an alternate payee under a qualified domestic relations order may be rolled over to an individual retirement annuity, if the distribution meets the requirements of an eligible rollover distribution.

If you are eligible for a distribution from your tax-sheltered annuity, you may roll the amount distributed into an individual retirement annuity or another tax-sheltered annuity that accepts rollover contributions.

Spousal Consent

If you are married and your contract is issued under an ERISA plan, vested, accrued benefits payable to you at the time of your annuity date must be payable in the form of a qualified joint and survivor annuity. If you die prior to your annuity date, vested, accrued benefits must be payable to your surviving spouse in the form of a qualified pre-retirement survivor annuity. The payment of benefits in any other manner generally requires spousal consent.

However, spousal consent is not required in the following situations:

 .  if you have no spouse,

 .  if it has been established that your spouse cannot be located,

 .  if you and your spouse are legally separated,

 .  if you have a court order demonstrating that you have been abandoned.
Taxes

Other Information
Terminal Illness Benefit

In most states, you may elect a Terminal Illness Benefit. We will require proof that you are terminally ill and not expected to live more than 12 months. This proof will include certification by a licensed medical practitioner performing within the scope of his/her license. You may not be the licensed medical practitioner, nor can the medical practitioner be your parent, spouse or child. We may also impose additional requirements.

We will determine the amount of payment when we receive your written request. Prior to the date you reach age 80, the Terminal Illness Benefit is the greater of:

(1) your purchase payments, less any withdrawals, any outstanding loan amount, and any applicable charges; or

(2) your contract value, less any outstanding loan amount.

After you reach age 80, the Terminal Illness Benefit will be your contract value, less any outstanding loan amount.

We will not apply a contingent deferred sales charge with respect to any Terminal Illness Benefit. Payment of the Terminal Illness Benefit will terminate the contract.

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the contingent deferred sales charge and all other separate account and contract level charges, except premium taxes, if any.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a contingent deferred sales charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then "annualize". This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the "effective yield" similarly, but when we annualize the amount, we assume the income earned is re-invested.

                                                               Other Information

Therefore, the effective yield is slightly higher that the yield because of the compounding effect.

Related Performance

Some of the funds available to you are similar to mutual funds offered in the retail marketplace. These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds' sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this contract and is not an indication of future performance of these funds.

Distributors

MML Distributors, LLC (MML Distributors) serves as principal underwriter for the contracts. MML Investors Services, Inc. (MMLISI) serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly owned subsidiaries of MassMutual. Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. Currently, we pay an amount up to 5.5% of purchase payments. As an alternative, we may pay a commission of 0.75% of contract values each contract year. We also may pay a commission that is a combination of purchase payments and contract value. These alternatives could exceed 5.5%.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application, a delivery receipt, or what we consider to be their equivalent. Please contact your representative for more information.

Assignment

If your contract is issued as an individual retirement annuity, you cannot assign the contract. If your contract is issued pursuant to a qualified plan other than an individual retirement annuity, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.
Other Information

Reservation of Rights

We reserve the right to:

 .  substitute another fund for one of the funds you selected and

 .  add or eliminate sub-accounts.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commissions, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

 . the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

 .  trading on the New York Stock Exchange is restricted; or

 . an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or

 . during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from the fixed account or payment of loan proceeds from the fixed account for the period permitted by law but not for more than six months.

Legal Proceedings

We are currently not involved in any legal proceedings that might adversely impact the contracts.

Financial Statements

We have included our company financial statements in the Statement of Additional Information.

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

    1. Company
    2. Custodian
    3. Assignment of Contract
    4. Distribution
    5. Purchase of Securities Being Offered
    6. Accumulation Units and Unit Value
    7. Transfers During the Income Phase
    8. Payment of Death Benefit
    9. Annuity Payments
   10. Performance Measures
   11. Federal Tax Matters
   12. Experts
   13. Financial Statements

                                                               Other Information

                     [This Page Intentionally Left Blank.]

To: C.M. Life Insurance Company
    Annuity Products, H_________
    P.O. Box 9067
    Springfield, Massachusetts 01102-9067

Please send me a Statement of Additional Information for C.M. Life's _______.

Name___________________________________

Address________________________________

_______________________________________

City________________State ___ Zip ____

Telephone______________________________

                                     PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                                 VARIABLE ANNUITY

                          C.M. LIFE INSURANCE COMPANY
                                  (Depositor)

                              C.M. MULTI-ACCOUNT A
                                  (Registrant)

                      STATEMENT OF ADDITIONAL INFORMATION

                                  _____, 2000

   This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated ____, 2000, for the individual or group variable deferred annuity contracts with flexible purchase payments which are referred to herein.

   For a copy of the prospectus call 1-800-366-8226 or write to: C.M. Life
Insurance Company,    , Annuity Service Center, H ____, P.O. Box 9067,
Springfield, MA 01102-9067.

                               TABLE OF CONTENTS

Company.............................................................           2

Custodian...........................................................           2

Assignment of Contract..............................................           2

Distribution........................................................           3

Purchase of Securities Being Offered................................           3

Accumulation Units and Unit Value...................................           3

Transfers During The Income Phase...................................           4

Payment of Death Benefit............................................           4

Annuity Payments....................................................           5

Performance Measures................................................           5

Federal Tax Matters.................................................           7

Experts.............................................................          11

Financial Statements................................................ final pages

                                    COMPANY

   C.M. Life Insurance Company (the "Company"), 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual").

   MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion, and estimated total assets under management of $176.8 billion as of December 31, 1998.

                                   CUSTODIAN

   The shares of the underlying funds purchased by the sub-accounts are held by the Company as custodian of C.M. Multi-Account A ("the separate account").

                             ASSIGNMENT OF CONTRACT

   The Company will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and the Company receives the original or a true copy thereof at its Home Office. The Company assumes no responsibility for the validity of any assignment.

   For qualified contracts, the following provisions should be noted:

   (1) No person entitled to receive annuity payments under a contract or part or all of the contract's value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the contract owner given during the annuitant's lifetime and received in good order by the Company at its annuity service center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant's or any other person's debts, contracts or engagements, nor to any levy or attachment for payment thereof;

   (2) If an assignment of a contract is in effect on the maturity date, the Company reserves the right to pay to the assignee in one sum the amount of the contract's maturity value to which he is entitled, and to pay any balance of such value in one sum to the contract owner, regardless of any payment options which the contract owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, the Company will pay to the assignee in one sum, to the extent that he is entitled, the greater of: (a) the total of all purchase payments, less the net amount of all partial redemptions, and less the amount of any outstanding loan, and (b) the accumulated value of the contract less the amount of any outstanding loan. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

   (3) Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

   (4) Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the Annuitant to any person or party other than the Company, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

   Assignments may be subject to federal income tax.

                                 DISTRIBUTION

   MML Distributors, LLC ("MML Distributors"), is the principal underwriter of the contracts. MML Investors Services, Inc. ("MMLISI") serves as co-underwriter of the contracts. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly-owned subsidiaries of MassMutual and affiliates of the Company.

   Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the separate account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Contracts.

   MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. ("selling brokers"). Contracts are sold through agents who are licensed by state insurance officials to sell the Contracts. These agents are also registered representatives of selling brokers or of MMLISI.

   MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington, and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio, and West Virginia.

   The offering is on a continuous basis.

                     PURCHASE OF SECURITIES BEING OFFERED

   The Company sells interests in the separate account to contract owners as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus. Any special purchase plan or exchange program offered by this contract is mentioned in prospectus. See the Contingent Deferred Sales Charge section of the prospectus for a discussion of instances when the Company will waive contingent deferred sales charges.

                       ACCUMULATION UNITS AND UNIT VALUE

   During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. The Company will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

   The accumulation unit value for each sub-account was arbitrarily set initially at $10. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business ("business day") by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

   The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

   A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less

(iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the sub-account.

   B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

   C is the cumulative charge for the mortality and expense risk charge and for the administrative charge.

   The accumulation unit value may increase or decrease from business day to business day.

                       TRANSFERS DURING THE INCOME PHASE

   Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been with out the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

   The amount transferred to the general account from a sub-account will be based on the annuity reserves for the contract owner in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

   See the Transfers During the Income Phase section in the prospectus for more information about transfers during the income phase.

                           PAYMENT OF DEATH BENEFIT

   The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

   1. a certified death certificate;

   2. a certified decree of a court of competent jurisdiction as to the finding of death; or

   3. any other proof satisfactory to the Company.

   All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

   The beneficiary designation in effect on the date we issue the contract will remain in effect until changed. Unless the contract owner provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

   1. to the primary beneficiary(ies) who survive the contract owner's and/or the annuitant's death, as applicable; or if there are none

   2. to the contingent beneficiary(ies) who survive the contract owner's and/or the annuitant's death, as applicable; or if there are none

   3. to the estate of the contract owner.

   You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the contract owner retains all other contractual rights.

   See the Death Benefit section in the prospectus for more information on death benefits.

                                ANNUITY PAYMENTS

   A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows;

     1. The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

     2. For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

     3. The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

   The number of annuity units is determined as follows:

   1. The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the contract.

   2. For each sub-account, the amount of each annuity payment equals the product of the annuitant's number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

   The value of any annuity unit for each sub-account of the separate account was arbitrarily set initially at $10. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

   1. The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

   2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

   The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

                              PERFORMANCE MEASURES

   The Company may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

   The Company will show standardized average annual total returns for each sub-account that has been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the contingent deferred sales charge and all other fund, separate account and contract level charges, except premium taxes, if any.

   If a sub-account has been in existence for less than one year, the Company will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Non-Standard Total Returns

   The Company will also show total returns based on historical performance of the sub-accounts and underlying funds. The Company may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a contingent deferred sales charge or premium taxes, if any. If these charges were included, returns would be less than those shown.

   Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

   Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

   The performance figures will be calculated on the basis of the historical performance of the funds, and may assume the contracts were in existence prior to their inception date (which they were not). Beginning as of the inception date of the contracts, actual accumulation unit values are used for the calculations.

   Performance information for the sub-accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) compared to indices; (c) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (d) included in data bases that can be used to produce reports and illustrations by organizations such as CDA Wiesenberger. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

   The Company may also show yield and effective yield for the Money Sub-Account over a seven-day period, which the Company then "annualizes". This means that when the Company calculates yield, it assumes that the amount of money the investment earns for the week is earned each week over a 52-week period. The Company shows this as a percentage of the investment. The Company calculates the "effective yield" similarly but when it annualizes the amount, the Company assumes the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

   These figures reflect a deduction for all fund, separate account and contract level charges assuming the contract remains inforce. The figures do not reflect the contingent deferred sales charge or premium tax deductions (if any), which if included would reduce the percentages reported.

                              FEDERAL TAX MATTERS

General

   Note: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

   Section 72 of the Code governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For qualified contracts, there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

   For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amount equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

   The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

   Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the contract as an annuity contract would result in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fiftyfive percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

   On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.8175), which established diversification requirements for the investment portfolios underlying variable contracts such as the contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

   The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

   The Company intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

   The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

   The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

   In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the separate account.

   Due to the uncertainty in this area, the Company reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Contracts Owned by Other than Natural Persons

   Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a nonnatural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a nonnatural person.

Tax Treatment of Assignments

   An assignment or pledge of a contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their contracts.

Income Tax Withholding

   All distributions or the portion thereof which is includible in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from nonperiodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

   Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of aftertax contributions). The 20% withholding requirement also does not apply to hardship distributions from a Tax-Sheltered Annuity or a 401(k) plan made after December 31, 1999. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Qualified Plans

   The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

   Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See "Tax Treatment of Withdrawals--Qualified Contracts")

   On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by the Company in connection with qualified plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain nonqualified deferred compensation plans.

   a. Tax-Sheltered Annuities

   Section 403(b) of the Code permits certain eligible employers to purchase annuity contracts, known as "Tax-Sheltered Annuities" ("TSAs") under a Section 403(b) program. Eligible employers are organizations that are exempt from tax under Code Section 501(c)(3) and public educational organizations. Certain contribution limits apply to contributions to a TSA. These limits are described in Code Sections 403(b)(2), 415(c) and 402(g). The Section 402(g) limit for 2000 is $10,500. Contributions to a TSA and the earnings thereon are generally not subject to income tax until actually distributed to the employee. Contributions to a TSA may be made as elective deferrals (contributions by an employer pursuant to a salary reduction agreement) or as non-elective contributions or matching contributions by an employer.

   The withdrawal of elective deferrals and earnings thereon can only be made when an employee: (1) attains age 59 1/2; (2) terminates employment with the employer; (3) dies; (4) becomes disabled as defined in Code Section 72(m)(7); or (5) is eligible for a hardship distribution. In the case of a withdrawal on account of a hardship, earnings on the elective deferrals cannot be withdrawn. These restrictions do not apply to contract value existing on December 31, 1988, the return of excess contributions and amounts paid to a spouse pursuant to a Qualified Domestic Relations Order. Certain other limitations may apply to a distribution from a TSA. (See "Tax Treatment of Withdrawals--Qualified Contracts"). Pursuant to Revenue Ruling 90-24, an employee may make a partial or full transfer of his/her interest in a TSA or custodial account to another TSA or custodial account. The amount transferred must, however, be subject to the same or more stringent distribution restrictions applicable to the original annuity or custodial account.

   Purchasers of contracts for use with TSAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

   b. Individual Retirement Annuities

   Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals--Qalified Contracts") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a taxdeferred basis into an IRA. For example, a distribution from a tax-sheltered annuity to a surviving spouse may be rolled over to an IRA. Likewise, a distribution from a tax-sheltered annuity to a former spouse who is an alternate payee under a Qualified Domestic Relations Order may be rolled over to an IRA. In either case, the distribution must meet the requirements of an eligible rollover distribution. In addition, a participant who is eligible for a distribution from his/her tax-sheltered annuity may roll the distribution into another tax-sheltered annuity that accepts rollover contributions or to an IRA. Contracts issued for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals--Qualified Contracts

   In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 403(b) (Tax-Shelters Annuities) and 408 (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of a levy on a qualified retirement plan under Section 6331; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been reemployed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified firsttime home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

   With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the owner or annuitant (as applicable) attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

   Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the participant attains age 70 1/2 or (b) the calendar year in which the participant retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

                                    EXPERTS

   The audited statement of financial position of C.M. Life Insurance Company as of December 31, 1999 and the related statutory statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 1999 included in this Statement of Additional Information have been so included in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The audited statement of financial position of C.M. Life Insurance Company as of December 31, 1998 and 1997 and the related statutory statements of income, changes in shareholder's equity and cash flows for the two year period ended December 31, 1998 have been so included in this Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

   Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, CT 06103 and PricewaterhouseCoopers LLP is located in Springfield, Massachusetts 01101.

                                     PART C
                               OTHER INFORMATION

ITEM 24. Financial Statements And Exhibits

   (a) Financial Statements

 Financial Statements Included in Part A

   None

 Financial Statements Included in Part B

  The Registrant

   No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the contracts had no assets.

    The Depositor [to be filed]

   Reports of Independent Accountants
   Statutory Statements of Financial Position as of December 31, 1999 and 1998 Statutory Statements of Income for the years ended December 31, 1999, 1998 and 1997
   Statutory Statements of Changes in Shareholder's Equity for the years ended December 31, 1999, 1998 and 1997
   Statutory Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997
   Notes to Statutory Financial Statements

   (b) Exhibits

    Exhibit 1 Resolution of Board of Directors of C.M. Life authorizing the establishment of the Separate Account./7/

    Exhibit 2 Not Applicable.

    Exhibit 3 (i) Principal Underwriting Agreement./1/

             (ii) Variable Products Dealer Agreement./9/

             (iii) Underwriting and Servicing Agreement./1/

    Exhibit 4 Individual Variable Deferred Annuity Contract with Flexible Purchase Payments/12/

    Exhibit 5 Form of Application Form./12/

    Exhibit 6 (i) Copy of Articles of Incorporation of C.M. Life./2/

             (ii) Copy of the Bylaws of C.M. Life./2/

    Exhibit 7 Not Applicable.

    Exhibit 8 (a) Copy of the Form of Participation Agreement with Oppenheimer Variable Account Funds./3/

             (b) Copy of the Form of Participation Agreement with Panorama Series Fund, Inc./3/

             (c) Copy of the Form of Participation Agreement with T. Rowe Price Equity Series, Inc./5/

             (d) Copy of the Form of Participation Agreement with Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III./5/

             (e) Copy of the Form of Participation Agreement with American Century Variable Portfolios, Inc./6/

             (f) Form of Participation Agreement with BT Insurance Funds./10/

             (g) Form of Participation Agreement with Janus Aspen Series./10/

             (h) Form of Participation Agreement with Templeton Variable Products Series Fund./10/

             (i) Form of Participation Agreement with MFS Variable Insurance Trust./9/

  Exhibit 9  Opinion of and Consent of Counsel./12/

  Exhibit 10 (i) Consent of Independent Accountants, PricewaterhouseCoopers
             LLP. [to be filed]

             (ii) Consent of Independent Accountants, Deloitte & Touche LLP [to be filed]

             (iii) Power of Attorney for Robert J. O'Connell./8/

             (iv) Powers of Attorney for John V. Murphy and Efrem Marder/11/

             (v) Powers of Attorney for all other directors and necessary officers./4/

  Exhibit 11 Not Applicable.

  Exhibit 12 Not Applicable.

  Exhibit 13 Form of Schedule of Computation of Performance. [to be filed with post-effective amendment # 1]

  Exhibit 14 Not Applicable.
--------
/1/ Incorporated by reference to Initial Registration Statement 33-61679 filed on Form N-4 on August 9, 1995.
/2/ Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement File No. 33-91072.
/3/ Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.
/4/ Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-61679, filed on Form N-4 on December 21, 1998.
/5/ Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.
/6/ Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-41667 filed on Form S-6 on March 19, 1998.
/7/ Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement No. 33-61679, filed and effective May 1, 1998.
/8/ Incorporated by reference to Port-Effective Amendment No. 6 to Registration Statement No. 333-41667 filed on Form S-6 in April, 1999.
/9/ Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.
/10/ Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
     Statement No. 333-80991, filed on Form N-4 on September 20, 1999.
/11/ Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
     Statement No. 333-88493 filed on Form S-6 on January, 2000.
/12/ Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                          C.M. Life Insurance Company

                                         Principal Occupation(s) During Past
 Name, Position And Business Address     Five Years
 -----------------------------------     -----------------------------------
 Lawrence V. Burkett, Jr., Director,     C.M. Life
 President and                            Director, President and Chief
 Chief Executive Officer                 Executive Officer (since 1996)
 1295 State Street                       MassMutual
 Springfield, MA 01111                    Executive Vice President and General
                                         Counsel (since 1993)

 Isadore Jermyn, Director and            C.M. Life
 Senior Vice President                    Director (since 1998);
 and Actuary                             Senior Vice President and Actuary
 1295 State Street                       (since 1996)
 Springfield, MA 01111                   MassMutual
                                          Senior Vice President and Actuary
                                         (since 1999 and 1995-1998)
                                          Senior Vice President and Chief
                                         Actuary (1998-1999)
                                          Vice President and Actuary (1980-1995)

 Efrem Marder, Director                  C.M. Life
 1295 State Street                        Director (since 1999)
 Springfield, MA 01111                   MassMutual
                                          Executive Director (1998-present)
                                          Senior Managing Director (1996-1998)
                                          Vice President and Managing Director
                                         (1989-1996)

 James E. Miller, Director and Executive C.M. Life
 Vice President-Life Operations           Director (since 1998) and Executive
 140 Garden Street                       Vice President-Life  Operations (since
 Hartford, CT 06154                      1999) Senior Vice President-Life
                                         Operations  (1998-1999)
                                         MassMutual
                                          Executive Vice President (since 1997
                                         and 1987-1996)
                                          UniCare Life & Health Senior Vice
                                         President (1996-1997)

 John V. Murphy, Director                C.M. Life
 1295 State Street                        Director (since 1999)
 Springfield, MA 01111                   MassMutual
                                          Executive Vice President (since 1997)
                                         David L. Babson & Co., Inc.
                                          Executive Vice President and Chief
                                         Operating Officer (1995-1997)
                                         Concert Capital Management, Inc.
                                          Chief Operating Officer (1993-1995)

 Robert J. O'Connell, Director           C.M. Life
 1295 State Street                        Director (since 1999)
 Springfield, MA 01111                   MassMutual
                                          Chairman (since 2000), President and
                                         Chief Executive Officer (since 1999)
                                          American International Group, Inc.
                                          Senior Vice President (1991-1998)
                                         AIG Life Companies
                                          President and Chief Executive Officer
                                         (1991-1998)

 PRINCIPAL OFFICERS
 (other than those who are also Directors):

 Stuart H. Reese, Executive Vice            C.M. Life
 President-Investments                       Executive Vice President-
 1295 State Street                          Investments (since 1999)
 Springfield, MA 01111                       Director and Senior Vice
                                            President-Investments (1996-1999)
                                            MassMutual
                                            Executive Vice President and Chief
                                            Executive  Officer
                                             (since 1999)
                                             Chief Executive Director-
                                            Investment Management (1997-1999)
                                             Senior Vice President (1993-1997)

 Edward M. Kline,                           C.M. Life
 Vice President and Treasurer                Vice President (since 1999) and
 1295 State Street                          Treasurer (since 1997)
 Springfield, MA 01111                      MassMutual
                                             Vice President (since 1989) and
                                            Treasurer (since 1997)

 Ann F. Lomeli, Senior Vice President       C.M. Life
 and Secretary                               Senior Vice President (since 1999)
 1295 State Street                           and Secretary (since 1988)
 Springfield, MA 01111                      MassMutual
                                             Senior Vice President, Secretary
                                            and Deputy General Counsel  (since
                                            1999)
                                             Vice President, Secretary and
                                            Deputy General Counsel (1999)
                                             Vice President, Secretary and
                                            Associate General Counsel (1998-
                                            1999)
                                             Vice President, Associate
                                            Secretary and Associate General
                                             Counsel (1996-1998)
                                            Connecticut Mutual Life Insurance
                                            Company Corporate  Secretary and
                                            Counsel (1988-1996)

ITEM 26. Persons Controlled By Or Under Common Control With The Depositor Or Registrant

   The assets of the Registrant, under state law, are assets of C.M. Life.

   C.M. Life Insurance Company is 100% owned by Massachusetts Mutual Life Insurance Company.

   The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

   The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

 A. DIRECT SUBSIDIARIES OF MASSMUTUAL

 MassMutual is the sole owner of each subsidiary unless otherwise indicated.

   1. CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

   2. CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

   3. C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

   4. MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

   5. MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual--99%; G.R. Phelps & Co., Inc.--1%)

   6. MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities.

   7. MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

 B. MASSMUTUAL HOLDING COMPANY GROUP

 MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

   1. G.R. Phelps & Co, Inc., a Connecticut corporation which formerly operated as a securities broker-dealer. This subsidiary is inactive and expected to be dissolved.

   2. MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer. (MassMutual Holding Company--86%; G.R. Phelps & Co., Inc.--14%)

   3. MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a "Massachusetts Security Corporation" under Chapter 63 of the Massachusetts General Laws.

   4. MassMutual Holding Trust I, a Massachusetts business trust which operates as a holding company for separately-staffed MassMutual investment subsidiaries.

   5. MassMutual Holding Trust II, a Massachusetts business trust which operates as a holding company for non-staffed MassMutual investment subsidiaries.

   6. MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual's international insurance operations.

 C. MML INVESTORS SERVICES, INC. GROUP

   Set forth below are the direct and indirect subsidiaries of MML Investors Services, Inc. The parent is the sole owner of each subsidiary unless otherwise indicated.

 Direct Subsidiaries of MML Investors Services, Inc.

   1. MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

   2. MML Securities Corporation, a Massachusetts corporation which operates as a "Massachusetts Security Corporation" under Section 63 of the Massachusetts General Laws.

 Direct Subsidiaries of MML Insurance Agency, Inc.

   1. DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

   2. Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

   3. MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

   4. MML Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

   5. MML Insurance Agency of Ohio, Inc. an Ohio corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through a voting trust agreement.)

   6. MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

 D. MASSMUTUAL HOLDING MSC, INC. GROUP

 MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

   1. MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.--46%)

   2. 9048-5434 Quebec, Inc., a Canadian corporation which operates as the owner of Hotel du Parc in Montreal, Quebec, Canada.

   3. 1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

 E. MASSMUTUAL HOLDING TRUST I GROUP

   Set forth below are the direct and indirect subsidiaries and affiliates of MassMutual Holding Trust I. The parent is the sole owner of each subsidiary unless otherwise indicated.

 Direct Subsidiaries of MassMutual Holding Trust I

   1. Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Trust I--99%)

   2. Charter Oak Capital Management, Inc., a Delaware corporation which operates as a manager of institutional investment portfolios. (MassMutual Holding Trust I--80%)

   3. Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

   4. DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Trust I--85%).

   5. Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Trust I-- 89%).

 Direct Subsidiary of DLB Acquisition Corporation

   David L. Babson and Company Incorporated, a Massachusetts corporation which operates as an investment adviser.

 Direct Affiliates of David L. Babson and Company Incorporated

   1. Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker-dealer.

   2. Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson and Company Incorporated--50%).

   3. Potomac Babson Incorporated, a Massachusetts corporation which operates as an investment adviser (David L. Babson and Company Incorporated--60%).

 Direct Subsidiary of Oppenheimer Acquisition Corp.

   OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

   Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

 Direct Subsidiaries of OppenheimerFunds, Inc.

   1. Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

   2. HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.

   3. OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.

   4. Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.

   5. Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

   6. Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.

   7. Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

 Direct Subsidiary of Centennial Asset Management Corporation

   Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.

 Direct Affiliate of Cornerstone Real Estate Advisers, Inc.

   Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.--50%; MML Realty Management Corporation--50%).

 F. MASSMUTUAL HOLDING TRUST II GROUP

   MassMutual Holding Trust II is the sole owner of each subsidiary.

   1. CM Advantage, Inc., a Connecticut corporation which serves as a general partner of real estate limited partnerships. The subsidiary is largely inactive and will be dissolved in the near future.

   2. CM International, a Delaware corporation which is the issuer of collateralized mortgage obligation securities.

   3. CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

   4. HYP Management, Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual High Yield Partners II LLC, a high yield bond fund.

   5. MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

   6. MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

   7. MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

   8. Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

 Direct Affiliate of MMHC Investment, Inc.

   MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.--50%)

 Direct Affiliate of MML Realty Management Corporation

   Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation--50%; Cornerstone Real Estate Advisers, Inc.-- 50%).

 G. MASSMUTUAL INTERNATIONAL, INC. GROUP

   Set forth below are the direct or indirect subsidiaries and affiliates of MassMutual International, Inc. The parent is the sole owner of each subsidiary or affiliate unless otherwise indicated.

   Direct Affiliates of MassMutual International, Inc.

   1. MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   2. MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   3. MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

   4. MassMutual International (Luxembourg) S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   5. MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.--99.9%)

 Direct Subsidiaries of MassMutual Internacional (Argentina) S.A.

   MassMutual Services S.A., a corporation organized in the Argentine Republic which operates as a service company. (MassMutual Internacional (Argentina) S.A.--99%; MassMutual International, Inc.--1%)

 Direct Affiliate of MassMutual Internacional (Chile) S.A.


   1. Mass Seguros de Vida S.A., a corporation organized in the Republic of Chile which operates as a life insurance company. (MassMutual Internacional (Chile) S.A.--33.5%)

   2. Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.-- 33.5%)

 Direct Subsidiary of Origen Inversiones S.A.

   Compania de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (Origen Inversiones S.A.--99%)

 H. REGISTERED INVESTMENT COMPANY AFFILIATES

   Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

   1. DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson and Company Incorporated. MassMutual owns at least 25% of each series of shares issued by the fund.

   2. MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

   3. MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

   4. MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

   5. MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

   6. Oppenheimer Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. MassMutual and affiliates own a majority of certain series of shares issued by the fund.

   7. Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

ITEM 27. Number Of Contract Owners

   Not applicable because there were no contracts sold as of the date of this Registration Statement.

ITEM 28. Indemnification

   The Bylaws of the Company provide that:

   The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable: CONNECTICUT LAW. Except where an applicable insurance policy is procured, Connecticut General Statutes ("C.G.S.") Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S.
Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as "proceeding") by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation; (ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as "enterprise"), other than an employee benefit plan or trust; or (iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary or an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against "covered expenditures" if (and only if) his conduct met the applicable statutory eligibility standard. The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

   According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually incurred by him in connection with the proceeding, or any appeal therein, IF AND ONLY IF he acted (i) in good faith and (ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S. Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

   For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust. Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

   In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that, in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to be appropriate.

   Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

   C.G.S. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

   Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. C.M. Life Insurance Company was not established under Connecticut statute but was instead created by special act of the Connecticut General Assembly. Currently, its charter does not have provisions dealing with indemnification of its directors or officers, therefore the provisions of C.G.S. Section 33-320a currently apply to such indemnification. However, in the event C.M. Life Insurance Company's charter is amended by the Connecticut General Assembly in such a manner which is inconsistent with the statute, the charter would take precedence over C.G.S.
Section 33-320a. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon. The directors and officers may be covered by an errors and omissions insurance policy or other insurance policy. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. Principal Underwriters

   (a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

   (b)(1) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

                      OFFICERS AND MEMBER REPRESENTATIVES
                             MML DISTRIBUTORS, LLC

Kenneth M. Rickson      Member Representative          One Monarch Place
                        G.R. Phelps & Co., Inc.        1414 Main Street
                                                       Springfield, MA 01144-1013

Margaret Sperry         Member Representative          1295 State Street
                        Massachusetts Mutual           Springfield, MA 01111-0001
                        Life Insurance Co.

Kenneth M. Rickson      Chief Executive Officer,       One Monarch Place
                        President, and Main OSJ        1414 Main Street
                        Supervisor                     Springfield, MA 01144-1013

John E. Forrest         Vice President                 One Monarch Place
                                                       1414 Main Street
                                                       Springfield, MA 01144-1013

Michael L. Kerley       Vice President                 One Monarch Place
                        Assistant Secretary            1414 Main Street
                                                       Springfield, MA 01144-1013

Ronald E. Thomson       Vice President                 One Monarch Place
                                                       1414 Main Street
                                                       Springfield, MA 01144-1013

James T. Bagley         Treasurer                      1295 State Street
                                                       Springfield, MA 01111

Bruce C. Frisbie        Assistant Treasurer            1295 State Street
                                                       Springfield, MA 01111-0001

Raymond W. Anderson     Assistant Treasurer            140 Garden Street
                                                       Hartford, CT 06154

Ann F. Lomeli           Secretary                      1295 State Street
                                                       Springfield, MA 01111-0001

Marilyn A. Sponzo       Chief Legal Officer            One Monarch Place
                        Assistant Secretary            1414 Main Street
                                                       Springfield, MA 01144-1013

Robert Rosenthal        Compliance Officer             One Monarch Place
                                                       1414 Main Street
                                                       Springfield, MA 01144-1013


Kathy Dansereau       Registration Manager         One Monarch Place
                                                   1414 Main Street
                                                   Springfield, MA 01144-1013

Peter D. Cuozzo       Variable Life Supervisor and 140 Garden Street
                      Hartford OSJ Supervisor      Hartford, CT 06154

Anne Melissa Dowling  Large Corporate Markets      140 Garden Street
                      Supervisor                   Hartford, CT 06154

   (b)(2) MML Investors Services, Inc. is the co-underwriter of the contracts. The following people are the officers and directors of the co-underwriter.

                          MML INVESTORS SERVICES, INC.
                             OFFICERS AND DIRECTORS

         Officer                                 Business Address
         -------                                 ----------------
      Kenneth M. Rickson                    One Monarch Place
      President                             1414 Main Street
                                            Springfield, MA 01144-1013

      Michael L. Kerley                     One Monarch Place
      Vice President, Chief Legal Officer,  1414 Main Street
      Chief Compliance Officer,             Springfield, MA 01144-1013
      Assistant Secretary

      Ronald E. Thomson                     One Monarch Place
      Vice President, Treasurer             1414 Main Street
                                            Springfield, MA 01144-1013

      Ann F. Lomeli                         1295 State Street
      Secretary/Clerk                       Springfield, MA 01111

      John E. Forrest                       One Monarch Place
      Vice President                        1414 Main Street
      National Sales Director               Springfield, MA 01144-1013

      Marilyn A. Sponzo                     One Monarch Place
      Assistant Secretary                   1414 Main Street
                                            Springfield, MA 01144-1013

      James Furlong                         One Monarch Place
      Chief Operations Officer              1414 Main Street
                                            Springfield, MA 01144-1013

      James T. Bagley                       One Monarch Place
      Chief Financial Officer               1414 Main Street
                                            Springfield, MA 01144-1013


         Officer                                   Business Address
         -------                                   ----------------
      David Deonarine                   One Monarch Place
      Sr. Registered Options Principal  1414 Main Street
                                        Springfield, MA 01144-1013

      Steven Sampson                    One Monarch Place
      Compliance Registered Options     1414 Main Street
      Principal                         Springfield, MA 01144-1013

      Nicholas J. Orphan                245 Peach Tree Center Ave., Suite 2330
      Regional Supervisor (South)       Atlanta, GA 30303

      Robert W. Kumming                 1295 State Street
      Retirement Services Regional      Springfield, MA 01111
      Supervisor (East/Central)

      Peter J. Zummo                    1295 State Street
      Retirement Services Regional      Springfield, MA 01111
      Supervisor (South/West)

      John Bellis                       5544 Greenwich Road, STE 300
      Regional Supervisor (West)        Virginia Beach, Virginia 23462

      Gary L. Greenfield                1 Lincoln Center, Suite 1490
      Regional Supervisor (Central)     Oakbrook Terrace, IL 60161

      Burvin E. Pugh, Jr.               1295 State Street
      Agency Field Force Supervisor     Springfield, MA 01111

      John P. McCloskey                 1295 State Street
      Regional Supervisor (East)        Springfield, MA 01111

      Roger White                       1295 State Street
      Variable Life Supervisor          Springfield, MA 01111

      Robert J. O'Connell               1295 State Street
      Chairman of the Board of          Springfield, MA 01111
      Directors

      Susan Alfano                      1295 State Street
      Director                          Springfield, MA 01111

      Lawrence V. Burkett, Jr.          1295 State Street
      Director                          Springfield, MA 01111

      John B. Davies                    1295 State Street
      Director                          Springfield, MA 01111

      Anne Melissa Dowling              140 Garden Street
      Director                          Hartford, CT 01654

      Paul DeSimone                     1295 State Street
      Director                          Springfield, MA 01111

      Burvin E. Pugh, Jr.               1295 State Street
      Director                          Springfield, MA 01111

   (c) See the section captioned "Distribution" in the Statement of Additional Information.

ITEM 30. Location of Accounts and Records

   All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through C.M. Life Insurance Company, 140 Garden Street, Hartford CT.

ITEM 31. Management Services

   Not Applicable.

ITEM 32. Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

   d. C.M. Life Insurance Company hereby represents that the fees and charges deducted under the individual or group deferred variable annuity contracts with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by C.M. Life Insurance Company.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, C.M. Multi-Account A, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 28th day of January, 2000.

C.M. MULTI-ACCOUNT A

C.M. LIFE INSURANCE COMPANY
(Depositor)

   /s/ Lawrence V. Burkett, Jr.*
By: _________________________________
       Lawrence V. Burkett, Jr.,
     Director, President and Chief
           Executive Officer
      C.M. Life Insurance Company

       /s/ Richard M. Howe             On January 28, 2000, as
______________________________________  Attorney-in-Fact pursuant
           *Richard M. Howe             to powers of attorney.

   As required by the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                            Title                      Date
              ---------                            -----                      ----
  /s/ Lawrence V. Burkett, Jr.*        Director, President and Chief    January 28, 2000
______________________________________  Executive Officer
       Lawrence V. Burkett, Jr.

       /s/ Edward M. Kline*            Vice President and Treasurer     January 28, 2000
______________________________________  (Principal Financial Officer)
           Edward M. Kline

     /s/ John M. Miller, Jr.*          Vice President and Comptroller   January 28, 2000
______________________________________  (Principal Accounting Officer)
         John M. Miller, Jr.*

       /s/ Isadore Jermyn*             Director                         January 28, 2000
______________________________________
            Isadore Jermyn

        /s/ Efrem Marder*              Director                         January 28, 2000
______________________________________
             Efrem Marder

       /s/ James E. Miller*            Director                         January 28, 2000
______________________________________
           James E. Miller

       /s/ John V. Murphy*             Director                         January 28, 2000
______________________________________
            John V. Murphy

              Signature                          Title                   Date
              ---------                          -----                   ----
     /s/ Robert J. O'Connell*          Director                    January 28, 2000
______________________________________
         Robert J. O'Connell

       /s/ Richard M. Howe             On January 28, 2000, as
______________________________________  Attorney-in-Fact pursuant
           *Richard M. Howe             to powers of attorney.

                                 EXHIBIT INDEX

 4   Individual Variable Deferred Annuity Contract with Flexible Purchase
     Payments

 5   Form of Application Form

 9   Opinion of and Consent of Counsel.